

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 24, 2008

Mr. Anthony L. Genito
Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328

> **Re: Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **File No. 001-13615**

Dear Ms. Genito:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant